Exhibit 99.3

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue
Toronto, Ontario M5J 2H7

David W. Rennie, P.Eng.

CONSENT of QUALIFIED PERSON

I, David W. Rennie, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the New Afton Mine, British Columbia, Canada” with an effective date of February 28, 2020 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release of New Gold Inc. dated February 13, 2020 titled “New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines” (the “News Release”).

I certify that I have read the News Release filed by New Gold Inc. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 23rd of March 2020.

(Signed) David W. Rennie

David W. Rennie, P.Eng.